SEC MAIL RECEIVED PROCESSING SECTION FEB 28 2006 WASH. D.C. 199

SECUR[illegible] [illegible]SION

06004317

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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| SEC FILE NUMBER |
|---|
| 8-15264 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Select Distributors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Newport Center Drive
(No. and Street)

| Newport Beach | CA | 92660 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adrian Griggs (949) 219-5364
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| 695 Town Center Drive | Costa Mesa | CA | 92626 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PACIFIC SELECT DISTRIBUTORS, INC.
AND SUBSIDIARIES
(SEC I.D. No. 8-15264)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

*************

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

# Deloitte.



Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

Pacific Select Distributors, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Pacific Select Distributors, Inc. and Subsidiaries (the Company) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Pacific Select Distributors, Inc. and Subsidiaries as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the accompanying consolidated statement of financial condition, effective January 1, 2006, the Company distributed its investments in its wholly owned subsidiaries and other related amounts to its parent, Pacific Life Insurance Company (Pacific Life), who contributed them to Pacific Select Group, LLC., a wholly owned subsidiary of Pacific Life.

Deloitte & Touche LLP

February 24, 2006

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

| | December 31, 2005 | |
|---|---|---|
| | Actual | Pro Forma (Note 12) |
| **ASSETS** | | |
| Cash and cash equivalents | $84,152,098 | $33,014,513 |
| Restricted cash | 175,000 | |
| Commissions and fees receivable | 11,770,881 | 421,370 |
| Receivables from customers | 9,638,047 | |
| Receivables from affiliates, net | | 3,589,356 |
| Loans receivable from affiliates | | 451,950 |
| Other receivables | 8,850,374 | 4,847,688 |
| Investments, at estimated fair value | 1,816,090 | |
| Securities owned and pledged, at estimated fair value | 11,385,595 | |
| Other investments | 815,893 | |
| Property, net | 3,966,582 | 5,631 |
| Deferred tax asset, net | 2,561,380 | 131,311 |
| Goodwill | 28,638,834 | |
| Other assets | 13,734,330 | 3,322,883 |
| **TOTAL ASSETS** | $177,505,104 | $45,784,702 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities: | | |
| Commissions and fees payable | $36,066,821 | $22,087,386 |
| Accounts payable and accrued liabilities | 20,494,354 | 129,908 |
| Line of credit | 15,000,000 | |
| Payables to affiliates, net | 1,153,212 | |
| Other liabilities | 11,898,810 | |
| Total Liabilities | 84,613,197 | 22,217,294 |
| Commitments and contingencies (Note 10) | | |
| Minority interest | 1,298,711 | |
| Stockholder's Equity: | | |
| Common stock - $1 par value; 25,000 shares authorized; 1,000 shares issued and outstanding | 1,000 | 1,000 |
| Paid-in capital | 97,256,950 | 29,231,162 |
| Accumulated deficit | (5,664,754) | (5,664,754) |
| Total Stockholder's Equity | 91,593,196 | 23,567,408 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $177,505,104 | $45,784,702 |

*See Notes to Consolidated Statement of Financial Condition*

## NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

### 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, Inc. (PSD) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life). PSD primarily serves as the distributor of registered investment-related products and services, principally variable life and annuity contracts issued by Pacific Life and its wholly owned subsidiary, Pacific Life & Annuity Company (Variable Products), and is the parent company to several subsidiaries, including other broker-dealers (Note 12). PSD is also the distributor of the Pacific Funds, a multi-class, open-end investment management company (Mutual Funds). Pacific Life is the investment adviser to the Pacific Funds.

BASIS OF PRESENTATION

The accompanying consolidated statement of financial condition of Pacific Select Distributors, Inc. and Subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The accompanying consolidated statement of financial condition includes the accounts of PSD and its wholly owned subsidiaries, Mutual Service Corporation (MSC), Associated Financial Group, Inc. (AFG), M.L. Stern & Co., LLC (MLS), United Planners' Group, Inc. (UPG) and Waterstone Financial Group, Inc. (WFG). All significant intercompany items have been eliminated. On July 1, 2005, a transaction was closed whereby PSD increased its common stock ownership in WFG from 62% to 100% (Note 3).

MSC is a broker-dealer and parent to several subsidiaries, including Contemporary Financial Solutions, Inc., a broker-dealer. AFG is a holding company to several subsidiaries, including Associated Securities Corp., a broker-dealer, and Associated Planners Investment Advisory Inc., an investment advisory firm registered with the SEC under the Investment Advisers Act of 1940. MLS is a broker-dealer and parent of Tower Asset Management, LLC, a registered investment advisor. UPG owns a majority interest in, and is the general partner of, a broker-dealer limited partnership, United Planners' Financial Services of America (UPFSA). WFG is a broker-dealer.

Minority interest represents the limited partner interest in UPFSA and minority common stock ownership of WFG, net of tax, prior to PSD's increase in ownership to 100% (Note 3).

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

## COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Securities transactions are executed and cleared by independent clearing agents, except for MLS, on a fully disclosed basis. Customers' securities transactions are reported on a settlement basis. MLS records proprietary securities transactions in regular-way trades on the trade date as if they had settled.

Commissions and fees receivable primarily represent commissions and fees due the Company from the sale of financial products. Commissions and fees payable represent amounts due to the Company's sales representatives in connection with the sales of financial products.

## RECEIVABLES FROM CUSTOMERS

Receivables from customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the consolidated statement of financial condition.

## INVESTMENTS, AT ESTIMATED FAIR VALUE

The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. Gains or losses on securities sold are based on the specific identification method.

Investments, at estimated fair value consist of the following securities as of December 31, 2005:

| | |
|---|---|
| Mutual funds | $1,798,918 |
| Asset-backed securities | 17,172 |
| Total investments | $1,816,090 |

## SECURITIES OWNED AND PLEDGED, AT ESTIMATED FAIR VALUE

Securities owned and pledged and securities sold are recorded at fair value as determined by nationally published quotation services and by MLS, which operates as a market maker in municipal and corporate bond securities.

Securities owned and pledged, at estimated fair value, consist of proprietary positions in the following securities as of December 31, 2005:

| | |
|---|---|
| State and municipal obligations | $11,076,984 |
| U.S. and Canadian government obligations | 153,264 |
| Corporate obligations | 145,820 |
| Other securities | 9,527 |
| | $11,385,595 |

Securities sold short, at estimated fair value, consist of proprietary positions in U.S. and Canadian government obligations and amounted to $9,554 as of December 31, 2005.

The municipal and corporate obligations are valued by MLS, which serves as a market maker in the securities. Substantially all of the state and municipal obligations are issues from California and its municipalities. All securities owned are pledged as collateral for a portion of MLS's line of credit.

OTHER INVESTMENTS

PSD owns a 15% interest in Sorrento Pacific Financial, LLC (formerly Advanced Financial Solutions, LLC), a broker-dealer. During the year ended December 31, 2005, PSD recorded an unrealized loss of $500,000 in this investment and as of December 31, 2005, this investment is recorded at an estimated fair value of $500,000.

WFG has an investment in short-term certificates of deposit totaling $210,000 as of December 31, 2005. The certificates of deposit are carried at cost, which approximates fair value. The certificates of deposit bear interest at market rates.

MSC has a 49.9% and a 25% ownership interest in Series A and Series B stock, respectively, in a company that offers residential mortgage loan products. MSC accounts for its investment in the joint venture under the equity method of accounting, as MSC does not have control of the entity. Investment in the joint venture amounted to $105,893 as of December 31, 2005.

PROPERTY

Property is recorded at cost and depreciated or amortized using the straight-line or accelerated methods over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements. Computer software is amortized using the straight-line method over 3 years.

LONG-LIVED ASSETS

In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated discounted future cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

GOODWILL

Various acquisitions by the Company have been accounted for using the purchase accounting method. Goodwill is tested for impairment annually.

The change in the carrying amount of goodwill for the year ended December 31, 2005, is as follows:

| | |
|---|---|
| Balance as of January 1, 2005 | $23,205,512 |
| Goodwill acquired during year | 5,433,322 |
| Balance as of December 31, 2005 | $28,638,834 |

UPFSA LIMITED PARTNER CAPITAL

In accordance with Statement of Financial Accounting Standards (SFAS) No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, UPFSA's limited partner capital was considered a mandatorily redeemable financial instrument of a nonpublic entity and

was classified as a liability as of December 31, 2004. During 2005, UPFSA amended its agreement so that a limited partner's interest is not mandatorily redeemable upon withdrawal or termination. Subsequent to the amendment, if a limited partner withdraws or is terminated, UPFSA may, at the discretion of the general partner, acquire the interest at 80% of the limited partner's capital account unless the withdrawal is by reason of retirement, death or disability whereby the interest may, at the discretion of the general partner, be acquired at 100% of the limited partner's capital account. The general partner has the right to suspend all or part of any distribution if the distribution would result in reducing UPFSA regulatory net capital below the required net capital. As the limited partners' capital is no longer mandatorily redeemable, the Company has recorded the limited partners' capital as minority interest.

INCOME TAXES

PSD and its includable subsidiaries are included in the consolidated Federal income and combined California franchise tax returns of Pacific Mutual Holding Company, its ultimate parent. PSD and certain of its subsidiaries also file separate non California state tax returns. PSD and its subsidiaries are allocated an expense or benefit based principally on the effect of including their operations in the consolidated and combined returns. In connection with this allocation, the effective tax rate utilized is required to reflect both changes in statutory tax rates and taxable income allocated to each state. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. RESTRICTED CASH

As of December 31, 2005, MSC and MLS have restricted cash of $50,000 and $125,000, respectively, in special reserve bank accounts for the exclusive benefit of customers. These amounts were in excess of that prescribed by the Customer Protection Rule (Rule 15c3-3) of the SEC.

## 3. ACQUISITION

On July 1, 2005, PSD entered into a Common Stock Purchase Agreement (Agreement) to increase its common stock ownership in WFG from 62% to 100%. The total purchase price of $6.6 million consists of two amounts: a cash payment of $3.4 million made on July 8, 2005 and an additional payment based on calculations defined in the Agreement. The additional payment, which will be paid in 2006, is estimated to be approximately $3.3 million and was accrued as of December 31, 2005. Goodwill of $5.4 million was recorded as a result of this transaction.

As of January 1, 2006, the contingent payment obligation was assumed by PSG (Note 12).

## 4. PROPERTY

As of December 31, 2005, the components of property, net, are as follows:

| | |
|---|---|
| Furniture and equipment | $12,234,876 |
| Computer software | 7,233,528 |
| Leasehold improvements | 2,190,254 |
| Other | 21,071 |
| Total property | 21,679,729 |
| Less accumulated depreciation and amortization | 17,713,147 |
| Property, net | $3,966,582 |

## 5. LINE OF CREDIT

MLS has a broker lending agreement with a bank for a $25,000,000 line of credit, of which $15,000,000 was drawn as of December 31, 2005. The line of credit bears interest at the Federal funds rate plus a spread; such rates reset daily and was 5.09% as of December 31, 2005. The lending agreement requires monthly interest only payments and has no specified maturity. The lending agreement allows MLS to borrow funds against pledged proprietary and customer securities. As of December 31, 2005, the line of credit balance related to customer margin transactions was $4,450,000, which was fully collateralized with customer securities. The remaining amounts borrowed under the line of credit related to MLS transactions that were fully collateralized by proprietary positions pledged by MLS.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB statement No. 125,* MLS is required to report the values of securities that it has received as collateral and that can in turn be used (or repledged) by MLS to generate financing, such as securities lending, or to fulfill either client-originated or proprietary short sale transactions. MLS is also required to disclose the value of such securities that it has actually repledged as of the reporting date. MLS provides margin loans to its clients, which are collateralized by securities in their brokerage accounts. These clients have agreed to allow MLS to sell or repledge those securities in accordance with Federal regulations. As of December 31, 2005, MLS was allowed, under such regulations, to sell or repledge customer securities with a market value of $7,519,763. Of this amount, $7,278,433 has been pledged or sold as of December 31, 2005, in connection with bank borrowing and deposits with clearing organizations.

## 6. INCOME TAXES

The deferred tax asset, net, as of December 31, 2005, is comprised of the following tax effected timing differences:

| | |
|---|---|
| Deferred compensation | $2,624,571 |
| Reserves and allowances | 1,075,059 |
| Net operating loss | 377,570 |
| State income taxes | (31,665) |
| Depreciation | (1,535,171) |
| Other | 51,016 |
| Deferred tax asset, net | $2,561,380 |

The deferred tax asset component related to a Federal net operating loss assumed in an acquisition of a subsidiary in 1996 of $122,019, is a future tax benefit that will expire in 2010 and is based on the net operating loss realizable under Section 382 of the Internal Revenue Code. The remaining net operating loss relates to California losses incurred in 2004, with a ten-year carryforward.

## 7. NET CAPITAL REQUIREMENT

PSD is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. PSD has elected to use the alternative method, which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2005, PSD's net capital was in excess of its required minimum by $3,318,440.

All of PSD's broker-dealer subsidiaries complied with their respective net capital provisions of Rule 15c3-1 during 2005.

## 8. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

PSD is exempt from the provisions of Rule 15c3-3, paragraph k(2)(i), under the Securities Exchange Act of 1934, from filing the Computation for Determination of Reserve Requirement for Brokers and Dealers as PSD does not carry customers' securities accounts and does not receive or hold customers' securities. Consequently, PSD has nothing to report with respect to information relating to possession or control of customers' fully paid or excess margin securities.

## 9. RELATED PARTY TRANSACTIONS

Pacific Life provides the Company with certain marketing and administrative services and offers participation in certain benefit plans, including a defined benefit employee retirement plan and a 401(k) defined contribution plan. Eligible employees of certain subsidiaries also participate in a deferred compensation plan provided by the subsidiary (DC Plan). Payment of this DC Plan liability is guaranteed by PSD in the event the certain subsidiaries are not able to fulfill their obligations under the DC Plan. Due to PSD's guarantee, the balance of the DC Plan of $2,963,473 as of December 31, 2005, is treated as a deduction to PSD's regulatory net capital (Note 7).

PSD has a commitment from Pacific Life for additional capital funding as may be required.

## 10. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

PSD's subsidiaries lease office facilities and equipment under operating lease agreements. Future aggregate minimum rental payments on the noncancelable operating leases, which were assumed by PSG (Note 12) as of January 1, 2006, are as follows:

| Year Ending December 31: | |
|---|---|
| 2006 | $4,128,765 |
| 2007 | 2,231,385 |
| 2008 | 1,937,289 |
| 2009 | 1,737,138 |
| 2010 | 1,633,113 |
| Thereafter | 6,691,656 |
| Total minimum payments | $18,359,346 |

The Company provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to lack of a stated maximum liability for certain matters and therefore no related liability has been recorded. Management believes that judgments, if any, against the Company related to such matters are not likely to have a material adverse effect on the Company's consolidated financial position, but could have a material effect on the consolidated results of operations.

LITIGATION AND OTHER MATTERS

The Company is a respondent in a number of legal proceedings, some of which involve allegations for extra-contractual damages. Although the Company is confident of its position in these matters, success is not a certainty and it is possible that in any case a judge or jury could rule against the Company. In the opinion of management, the outcome of such proceedings is not likely to have a material adverse effect on the Company's consolidated financial position, but could have a material effect on the consolidated results of operations.

During 2005, MSC received formal notification from the NASD that it was subject to an investigation related to certain of its compliance supervision, practices, and procedures related to certain transactions. In the opinion of management, the amount of losses, if any, resulting from this matter is not likely to have a material adverse effect on the Company's consolidated financial position, but could have a material effect on the consolidated results of operations.

FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET CREDIT RISK

As securities brokers, PSD's subsidiaries are engaged in buying and selling securities for a diverse group of customers including financial institutions. PSD's subsidiaries introduce these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

PSD's subsidiaries exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile trading markets, which may impair their ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between PSD's subsidiaries and their clearing agents provide that PSD's subsidiaries are obligated to assume any exposure related to such nonperformance by their customers. PSD's subsidiaries monitor their customer activity by reviewing information they receive from their clearing agents on a daily basis, and seek to control the aforementioned risks by requiring the registered representatives to compensate PSD's subsidiaries for nonperformance by the customer.

At certain of PSD's subsidiaries, customer securities transactions may be performed on a cash or margin basis. In margin transactions, these subsidiaries extend credit to their customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, these subsidiaries execute and clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis, subject to individual exchange regulations. Such transactions may expose these subsidiaries to off balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, these subsidiaries may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. These subsidiaries seek to control the risk associated with their customers' activities by requiring customers to maintain margin collateral in excess of regulatory guidelines. These subsidiaries monitor required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral, or to reduce positions, when necessary.

Customer financing and securities settlement activities require certain of PSD's subsidiaries to pledge customer securities as collateral in support of various secured financing sources, such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, these subsidiaries may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy customers' obligations. These subsidiaries control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, these subsidiaries establish credit limits for such activities and monitor compliance on a daily basis.

## 11. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

A summary of condensed consolidating financial information for PSD and Subsidiaries as of December 31, 2005, is as follows:

| Statement of Financial Condition | PSD | Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Cash and cash equivalents | $33,014,513 | $51,137,585 | | $84,152,098 |
| Commissions and fees receivable | 421,370 | 11,349,511 | | 11,770,881 |
| Receivables from customers | | 9,638,047 | | 9,638,047 |
| Securities owned and pledged, at estimated fair value | | 11,385,595 | | 11,385,595 |
| Investments in consolidated subsidiaries | 72,453,460 | | ($72,453,460) | |
| Goodwill | | 28,638,834 | | 28,638,834 |
| Other assets | 10,631,328 | 21,288,321 | | 31,919,649 |
| **TOTAL ASSETS** | $116,520,671 | $133,437,893 | ($72,453,460) | $177,505,104 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | | | |
| Liabilities: | | | | |
| Commissions and fees payable | $22,087,386 | $13,979,435 | | $36,066,821 |
| Accounts payable and accrued liabilities | 1,805,053 | 20,255,268 | ($1,565,967) | 20,494,354 |
| Line of credit | | 15,000,000 | | 15,000,000 |
| Payables to affiliates, net | (3,589,356) | 4,742,568 | | 1,153,212 |
| Other liabilities | 4,624,392 | 7,274,418 | | 11,898,810 |
| Total Liabilities | 24,927,475 | 61,251,689 | (1,565,967) | 84,613,197 |
| Commitments and contingencies | | | | |
| Minority interest | | 1,298,711 | | 1,298,711 |
| Stockholder's Equity: | | | | |
| Common stock | 1,000 | 223,373 | (223,373) | 1,000 |
| Paid-in capital | 97,256,950 | 52,534,506 | (52,534,506) | 97,256,950 |
| Retained earnings (accumulated deficit) | (5,664,754) | 18,129,614 | (18,129,614) | (5,664,754) |
| Total Stockholder's Equity | 91,593,196 | 70,887,493 | (70,887,493) | 91,593,196 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $116,520,671 | $133,437,893 | ($72,453,460) | $177,505,104 |

## 12. SUBSEQUENT EVENT

Effective January 1, 2006, Pacific Life formed a new wholly owned subsidiary, Pacific Select Group, LLC. (PSG), a Delaware limited liability company. Pacific Life is PSG's single member. PSG will become the parent company and operate all of PSD's subsidiaries and certain related activities (Subsidiary Operations). PSD will distribute its Subsidiary Operations to Pacific Life, who will contribute them to PSG. PSD will continue to serve as the distributor of Variable Products and Mutual Funds.

The transaction will be effective January 1, 2006, and will be valued based on December 31, 2005, book values of the Subsidiary Operations. Approximately $131.7 million in assets, $63.7 million in liabilities and minority interest, and $68 million in equity will be distributed by PSD to Pacific Life. After the distribution, PSD will retain approximately $45.8 million in assets, $22.2 million in liabilities and $23.6 million in equity.

---

**Deloitte.**

**Deloitte & Touche LLP**
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

February 24, 2006

Board of Directors
Pacific Select Distributors, Inc.
700 Newport Center Drive
Newport Beach, California 92660

In planning and performing our audit of the consolidated financial statements of Pacific Select Distributors, Inc. (PSD) and subsidiaries (the "Company") for the year ended December 31, 2005, on which we issued our report dated February 24, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by PSD that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by PSD in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because PSD does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of PSD is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which PSD has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of PSD's internal control would not necessarily disclose all matters in PSD's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving PSD's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that PSD's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP